Exhibit (a)(1)(f)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as described below). The Offer (as described below) is made only by the Offer to Purchase (as described below, dated as of July 7, 2022 and the accompanying Letter of Transmittal (as described below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as described below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

F-Star Therapeutics, Inc.

at

$7.12 per Share

Pursuant to the Offer to Purchase dated July 7, 2022

by

Fennec Acquisition Incorporated

INVOX PHARMA LIMITED

and

SINO BIOPHARMACEUTICAL LIMITED

Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), is offering to purchase all of the issued and outstanding shares (each, a “Share,” and collectively, “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), dated July 7, 2022, and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”). Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE PAST 11:59 P.M., EASTERN TIME, ON AUGUST 3, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 22, 2022 (as it may be amended from time to time, the “Merger Agreement”), among SBP, Parent, Purchaser and the Company, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of SBP. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares (a) held in the treasury of the Company or then owned by Parent, Purchaser, SBP or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or (b) held by a holder who is entitled to demand and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of those conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The term “Expiration Date” means one (1) minute past 11:59 p.m., Eastern Time, on August 3, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The board of directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and the holders of the Shares, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (d) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

(a)	if, as of the then-scheduled Expiration Date, (i) any Offer Condition (as described in the Offer to Purchase) (other than the Minimum Condition (as defined below)) is not satisfied and has not been waived or (ii) the Minimum Condition is not satisfied and prior to such then-scheduled Expiration Date an Acquisition Proposal (as described in the Offer to Purchase) (x) has been publicly announced and not publicly withdrawn or (y) has not been publicly announced but has been received by the Company and not withdrawn, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit such Offer Condition to be satisfied;

(b)	Purchaser shall extend the Offer from time to time for: (i) any period required by law, any interpretation or position of the Securities and Exchange Commission, the staff thereof or The Nasdaq Stock Market LLC applicable to the Offer; and (ii) periods of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and the Company), until (A) any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Act (the “HSR Act”) or any other antitrust laws, including the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws and regulations (including non-U.S. laws and regulations) issued by a governmental body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly, shall have expired or been terminated or (B) if a declaration or notification has been made to or requested by the Committee on Foreign Investment in the United States (“CFIUS”) with respect to the transactions contemplated by the Merger Agreement, the CFIUS Action (as described in the Offer to Purchase) with respect to such declaration or notification has occurred, or if a declaration, notification or report form has been filed or is required to be filed with the applicable governmental body under any applicable foreign investment rules, including the UK National Security and Investment Act, the applicable consent, approval or clearance with respect to such declaration, notification or report has been obtained; and

(c)	if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser (a) be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date (the “Extension Deadline”) or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived, and the Minimum Condition shall not have been satisfied, Purchaser shall extend the Offer on up to two (2) consecutive occasions, for an additional period of up to ten (10) business days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit the Minimum Condition to be satisfied; provided that (i) Purchaser shall not be required to extend the Offer pursuant to this sentence on more than two (2) occasions and (ii) Purchaser shall not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Extension Deadline.

The “End Date” means October 20, 2022, or as extended pursuant to the terms of the Merger Agreement.

The “Minimum Condition” means that there shall have been validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL), and not validly withdrawn prior to the Expiration Date, that number of Shares that, together with the number of Shares, if any, then owned beneficially by SBP, Parent and Purchaser (together with their wholly-owned subsidiaries), represents at least one share more than fifty percent (50%) of all Shares outstanding as of the consummation of the Offer.

There will not be a subsequent offering period for the Offer.

If the Offer is consummated, Purchaser will not seek approval of the Company remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if Purchaser consummates the Offer, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right at any time or, from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify or amend the terms and conditions of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser shall not:

•	decrease the Offer Price;

•	change the form of the consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased pursuant to the Offer;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in their capacity as such;

•	change or waive the Minimum Condition;

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer on the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within sixty (60) days after the commencement of the Offer, you may withdraw them at any time after September 5, 2022, the sixtieth (60th) day after the commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer (as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the accompanying Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal, as well as the Schedule 14D-9 (as described in the Offer to Purchase), will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as described in the Offer to Purchase) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. The exchange of Shares for cash pursuant to the Offer or the Merger generally will not result in tax to a non-U.S. Holder under U.S. federal income tax laws unless such non-U.S. Holder has certain connections with the United States. See Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger.

The Offer to Purchase and the accompanying Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. None of SBP, Parent or Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free:

1 (888) 750-5830 (from the U.S. or Canada)

From outside the U.S. and Canada, please call:

+1 (412) 232-3651

Banks and Brokers May Call Collect:
(212) 750-5833

Email (for material requests only):

info@innisfreema.com